

Mail Stop 3628

June 29, 2007

By Facsimile (213)629-5063 and U.S. Mail
Kenneth J. Baronsky, Esq.
Deborah J. Ruosch, Esq.
Milbank Tweed Hadley & McCloy LLP
601 South Figueroa Street
Los Angeles, California 90017-5735

Re: **Station Casinos, Inc.**
      Revised Schedule 14A filed June 26, 2007
      File No. 1-12037
      Schedule 13E-3/A filed by Station Casinos, Inc. et al. on Juen 26, 2007
      File No. 5-48915

Dear Mr. Baronsky and Ms. Ruosch:

We have reviewed the filing and have the following comments:

1. We note your response to our previous comment number 2. Please supplementally provide a copy of the information provided by E&Y and a more detailed description of the services provided in connection with the due diligence. Further, General Instruction C requires information about control persons in certain situations, it does not require that non-affiliates become filing persons on the Schedule 13E-3. In this regard, it appears that Colony has become an affiliate due to its involvement with the Fertittas and accordingly is a filing person on the schedule. See Corporation Finance's Current Issues Outline available on our website. To the extent the E&Y information constitutes an Item 1015 report, please provide the required information.

2. We note the revised disclosure on page 21. What consideration was given to disclosing the "bank projections" including the differences between the bank projections and management projections and the reasons therefore?

3. We note the revised disclosure on page 29. What consideration was given to whether the Bear Stearns analysis was a report materially related to the going private transaction which should be described pursuant to Item 1015 and filed pursuant to Item 1016? Further, confirm that the projections underlying this analysis have been disclosed.

      Please direct any questions to me at (202) 551-3265. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to the following ZIP code: 20549-3628.

                Very truly yours,

                Pamela W. Carmody
                Special Counsel
                Office of Mergers & Acquisitions